EXHIBIT (12)

DAYTON HUDSON CORPORATION AND SUBSIDIARIES
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Nine Months Ended October 30, 1999 and October 31, 1998
and for the Five Years Ended January 30, 1999
(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	Oct. 30, 1999	Oct. 31, 1998	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996	Jan. 28, 1995
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$663	$515	$962	$802	$474	$311	$434
Income taxes	420	336	594	524	309	190	280

Total earnings before extraordinary charges	1,083	851	1,556	1,326	783	501	714

Fixed charges:
Interest expense	309	316	421	437	464	461	439
Interest portion of rental expense	51	45	63	59	59	59	56

Total fixed charges	360	361	484	496	523	520	495

Less:
Capitalized interest	(13)	(14)	(16)	(16)	(16)	(14)	(7)

Fixed charges in earnings	347	347	468	480	507	506	488

Earnings available for fixed charges	$1,430	$1,198	$2,024	$1,806	$1,290	$1,007	$1,202

Ratio of earnings before extraordinary charges to fixed charges	3.98	3.32	4.18	3.65	2.46	1.94	2.43

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$360	$361	$484	$496	$523	$520	$495
Dividends on preferred stock (pre-tax basis)	22	25	32	35	37	37	39

Total fixed charges and preferred stock dividends	382	386	516	531	560	557	534

Earnings available for fixed charges and preferred stock dividends	$1,430	$1,198	$2,024	$1,806	$1,290	$1,007	$1,202

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	3.74	3.10	3.92	3.40	2.30	1.81	2.25